
HINDALCO
ADITYA BIRLA GROUP

RECEIVED
2005 MAY -3 A 10:02

Ref:AM: PVK:045:2005 Date: 12th April, 2005.

82-3428
SUPPL

Securities And Exchange Commission
Division Of Corporate Finance
450 Fifth Street,
Washington D.C. 20549,
United States Of America.
Tel. No: 001 2029422880

Attn:-International Corporate Finance

Dear Sir,

This is now to notify you that under Clause 41 of the Listing Agreement that a Meeting of the Board of Directors of the Company will be held on **Saturday**, the **30th April, 2005,** to consider amongst other items of Agenda the Audited Financial Results of the Company, for the year ended on 31st March, 2005.


05008034

Thanking you,

Yours faithfully,
For **Hindalco Industries Limited.**

ANIL MALIK
Company Secretary

PROCESSED
MAY 18 2005
THOMSON
FINANCIAL